June 4, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlockchAIn Digital Infrastructure, Inc.
Registration Statement on Form S-1
File No. 333-296413

Ladies and Gentlemen:

As the underwriter of the proposed offering of BlockchAIn Digital Infrastructure, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:05 p.m., Eastern Time, on June 4, 2026, or as soon thereafter as is practicable pursuant to Rule 461 under the Securities Act.

The undersigned affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

Lucid Capital Markets, LLC

By:	/s/ John Lipman
Name: John Lipman Title: Head of Capital Markets